September 22, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Filing Desk

Re:	Amendment No. 2 to Registration Statement on Form S-1 of Hercules Offshore, Inc. (Registration No. 333-126457) and Response to SEC Staff Comments sent by a letter dated September 13, 2005

Ladies and Gentlemen:

On behalf of Hercules Offshore, LLC, a limited liability company to be converted into a corporation to be renamed Hercules Offshore, Inc., and pursuant to Regulation S-T under the Securities Act of 1933, we hereby transmit for electronic filing via the EDGAR system Amendment No. 2 to Hercules’ Registration Statement on Form S-1 (Registration No. 333-126457) and a memorandum of Hercules responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by a letter dated September 13, 2005.

Please telephone collect David L. Emmons (214.953.6414), Tull R. Florey (713.229.1379) or the undersigned (713.229.1958) of the firm Baker Botts L.L.P., counsel to Hercules, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.

By:	/s/ Ian R. Brown
Ian R. Brown

cc:	Mr. Steven A. Manz

Hercules Offshore, LLC

Mr. David L. Emmons

Mr. Tull R. Florey

Baker Botts L.L.P.

September 22, 2005

HERCULES OFFSHORE, INC.

Memorandum in Response to Staff Comments

Amendment No. 1 to Registration Statement on Form S-1

(Registration No. 333-126457)

Filed August 22, 2005

This memorandum sets forth our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its comment letter dated September 13, 2005 relating to Amendment No. 1 to our Registration Statement on Form S-1 (No. 333-126457) that was filed on August 22, 2005. For your convenience, we have repeated each comment of the Staff as given in the comment letter, and set forth below such comment is our response. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 to the Registration Statement that we are filing today via EDGAR.

We respectfully request that the Staff review the Registration Statement, and our responses at its earliest convenience. Please advise us of any further comments as soon as possible.

Form S-1

General

1.	It is apparent that the marked versions of the amendment you provided do not accurately reflect the changes you made. For example, you did not mark any of the changes that you made to the Risk Factors section. Please provide us with at least two newly marked versions of Amendment 1 that include highlighting or another means to identify those portions that are newly marked and to distinguish these marked portions from the portions you previously identified as changed. Once we have the opportunity to review the new disclosure and the changes you identify, we may have additional comments. In that regard, due to the absence of marked changes, we were unable to locate a number of changes you purported to make in response to our prior comments.

Similarly, ensure that you file via EDGAR and provide us with accurately marked versions of amendment 2 and all future amendments.

Response: We have provided a marked version of Amendment No. 1 to the Staff via electronic means. We are filing today via EDGAR and are concurrently providing to the Staff copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement. We will file via EDGAR and provide to the Staff accurately marked versions of any future amendments when they are filed.

2.	We remind you of prior comment 3.

Response: We have made appropriate corresponding changes throughout the document and have provided in our responses contained in this memorandum page references to the responsive disclosure.

3.	All registrants need to sign the registration statement prior to effectiveness. In that regard, ensure that Hercules Offshore, Inc. and all required officers and directors sign the next amendment.

Response: Section 18-216(h) of the Delaware Limited Liability Act provides that when a limited liability company has been converted to another business form pursuant to the requirements of section 18-206, the other business form shall be deemed to be the same entity as the limited liability company for purposes of Delaware law. Similarly, section 265 of the Delaware General Corporation Law provides that the existence of a corporation resulting from the conversion of another entity, such as a limited liability company, will be the date that the other entity commenced its existence. Accordingly, when a Delaware limited liability company converts into a Delaware corporation, the entity created upon formation of the limited liability company continues to exist despite the change in corporate form. Thus, in our case, the entity Hercules Offshore, LLC will continue to exist as Hercules Offshore, Inc., albeit in a different form.

The required officers and managers of Hercules Offshore, LLC signed the registration statement on July 8, 2005. The Plan of Conversion provides that the officers and directors of Hercules Offshore, Inc. after the effective time of the conversion will be those individuals who were serving as officers and managers of Hercules Offshore, LLC before the effective time of the conversion. Because the entity currently known as Hercules Offshore, LLC will continue to exist after the conversion and the Plan of Conversion provides that the current managers and officers of Hercules Offshore, LLC will be the directors and officers of Hercules Offshore, Inc., the directors and officers of Hercules Offshore, Inc. have already signed the registration statement.

4.	We may have additional comments regarding the next amendment once you provide the remaining information, exhibits and other materials to which prior comments 4, 5 and 6 related. We may also have comments once we view any new disclosure regarding the impact, if any, that the recent hurricane had on your business or operations.

Response: We acknowledge the Staff’s comment. We are filing with Amendment No. 2 three additional material contracts (Exhibits 10.14, 10.15 and 10.16). We will file the rights agreement, the certificate of designations of preferred stock and the specimen common stock certificate with a pre-effective amendment to the Registration Statement after they have been approved by our board. We have revised pages 65 and 66 to disclose independence determinations and committee assignments. We expect to include pictures of our rigs and liftboats in the next pre-effective amendment that includes the prospectus. We do not expect to include any graphic materials or artwork other than pictures of our rigs and liftboats. We supplementally advise the Staff that we had intended to include a picture of Rig 25, which was destroyed during Hurricane Katrina as disclosed in the prospectus. As such, we are currently considering alternatives. We have made revisions throughout the prospectus to reflect the impact of Hurricane Katrina on our business and operations. We expect to provide the number of shares and price range of the common stock to be offered and information based on that number and range in the next pre-effective amendment that includes the prospectus.

5.	If you are unable to file the executed certificate of incorporation and bylaws prior to effectiveness, file these documents as exhibits to a post-effective amendment or to a Form 8-K immediately upon execution rather than at such time as you file your next periodic report.

Response: We will file the executed certificate of incorporation and bylaws either as exhibits to a post-effective amendment or to a Form 8-K promptly following the effectiveness of the conversion.

Table of Contents, page i

6.	We restate prior comment 10 with regard to the language that remains in the third sentence on page ii. Revise it to comply with our prior concerns, for example, by eliminating all but the second through seventh words.

Response: We have revised page ii in response to the Staff’s comment.

Prospectus Summary, page 1

Our Company, page 1

7.	We note your response and supplemental materials submitted in response to prior comment 13. However, a number of your assertions appear to lack support. Please revise accordingly or provide us with additional justification in each case, for example your claims of “leading” status. In addition, revise to make clear that you operate only seven rigs, as prior comment 12 suggested.

Response: We have revised pages 1, 28 and 53 to delete the reference to our “leading” status. We believe that the supplemental materials that we provided in response to prior comment 13 adequately support the remaining assertions identified in the prior comment letter. In addition, we have added disclosure on page 1 to describe the current operating status of our rigs.

Selling Stockholders, page 70

8.	We note your response to prior comment 37. Include the information relating to the natural person(s) with beneficial ownership of Kestrel Capital, L.P. and Davenport Living Trust. Also include in the table entries for the members of the investment committee referenced in note 3, as Rule 13d-3 refers to shared investment or voting power.

Response: We have revised page 73 in response to the Staff’s comments. Please note that Davenport Living Trust will no longer be a selling stockholder.

Draft opinion of counsel

9.	We may have additional comments once you provide the final version of the opinion. We suggest that you provide us with a marked version to reflect any changes. In that regard, it appears that counsel will be unable to limit its opinion to the DGCL when it refers separately to the LLC Act as well.

Response: Baker Botts has advised us that it will include a reference to the LLC Act in its limitation paragraph following the reference to the DGCL. We will file a final version of the opinion with a pre-effective amendment to the Registration Statement.

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